January 24, 2009

Ms. Cecilia Blye
Chief, Office of Global Security Risk
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3628

Re:	Itron, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 26, 2008
File No. 0-22418

Dear Ms. Blye:

This letter is submitted on behalf of Itron, Inc. (“Itron,” “we,” “our”) and responds to the staff’s comment letter of January 15, 2009 relating to our Form 10-K for our fiscal year ended December 31, 2007.  For your convenience, we have reproduced the staff’s comment below and have provided our response accordingly.

1.
We note from your response letter that, through your acquisition of Actaris, you have an 8% equity interest in, and make sales and provide technical support to, Sherkate Kontorsazi Iran SKI.  SKI is 70.5% owned by an investment company that is part of Bank Melli.  As you may know, Bank Melli is included in the Specially Designated Nationals and Blocked persons List maintained by the Treasury Department’s Office of Foreign Assets Control, and is subject to the sanctions program administered by OFAC.  Pursuant to United States Executive Order 13382, all property and interests in property of Bank Melli, including its offices worldwide, are blocked, and all U.S. persons are prohibited from engaging in any transactions, directly or indirectly, with Bank Melli.  Please specifically discuss in your materiality analysis the potential impact of these factors on your U.S. shareholders and on your reputation and share value.

As you noted, through Itron’s acquisition of Actaris in April, 2007, an indirect subsidiary of Actaris holds an 8% equity interest in SKI.  There are no plans to increase the size of Actaris’ equity ownership in SKI.  Actaris has no contractual or statutory rights to control SKI.  Actaris’ 8% equity interest in SKI is not recorded as an asset with any value on Actaris’ balance sheet; the value of the equity interest in SKI on Actaris’ books is $0.00.  For the period of April 2007 through year end 2007, Actaris’ sales to SKI were 0.5% of Itron’s total sales.  For the period of January 1, 2008 until September 30, 2008, Actaris’ sales to SKI were 0.6% of Itron’s total sales.  These de minimis sales were immaterial to Itron’s results of operation, financial condition and business and, as Actaris’ total sales in Iran represent only 0.8% of Itron’s sales during these periods, are wholly insignificant to Itron’s consolidated results of operation, financial condition and business.  We believe these de minimis sales and the 8% equity interest in SKI are immaterial to a reasonable investor in Itron’s securities.

The products sold to SKI are electrical meters used to measure electricity delivered by electric utilities to residential and light commercial (e.g., retail shops) customers.  There is no industrial use for these products.  Proper and accurate measurement of electricity enables customers to better manage and conserve electricity, thereby reducing overall demand and the need for new and larger power generation facilities.  Reducing the demand for new power generation facilities avoids incremental and potentially harmful air and water emissions.

As noted in your letter, Itron, as a U.S. person, is prohibited from engaging in any transactions with Bank Melli and Itron does not have any transactions with Bank Melli.  The indirect Itron subsidiary that holds the small 8% equity interest in SKI, Actaris Zähler, is incorporated under the laws of Germany.  Actaris Zähler’s only involvement with Bank Melli is limited to the fact that one of the other shareholders in SKI is an investment company reportedly owned by Bank Melli.  Itron has comprehensive policies and procedures in place designed to ensure compliance with all U.S. trade and economic sanctions policies.  Given the small equity interest in SKI held by Actaris Zahler, the de minimis sales involved, and the insignificance thereof to Itron’s consolidated results of operations, financial condition and business, as well as the facts that the products sold to SKI promote energy conservation and have no industrial application, we do not believe a reasonable investor would consider this to be material or of concern to their investment decisions regarding Itron’s securities.

The foregoing information is accurate to the best of our knowledge, understanding and belief.  If you have any questions about this response, please contact John Holleran, Sr. Vice President, General Counsel, and Corporate Secretary of Itron.

Very truly yours,

                                /s/ John W. Holleran
John W. Holleran
Sr. Vice President, General Counsel, and Corporate Secretary